
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 27, 2009

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re:** **ITT Educational Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 19, 2009**
>
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed October 22, 2009**
>
> **File No. 1-13144**

Dear Mr. Fitzpatrick :

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director